GREENLAND ENERGY COMPANY

3400 EAST BAYAUD AVENUE, SUITE 400

DENVER, COLORADO 80209

April 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Greenland Energy Company Registration on Form S-1, as amended File No. 333-294995

Dear Ladies and Gentlemen,

Pursuant to the letter dated April 17, 2026, from Greenland Energy Company (the “Company”), the Company had requested that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 5:00 p.m. ET on Tuesday, April 21, 2026, or as soon thereafter as practicable. The Company hereby requests to withdraw its aforementioned request to accelerate the effectiveness of such Registration Statement and intends to request effectiveness of such Registration Statement in the near future pursuant to a separate request for effectiveness.

Please contact Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

Greenland Energy Company

By:	/s/ Robert B. Price
Name:	Robert B. Price
Title:	Chief Executive Officer

cc:	Michael Blankenship, Esq., Winston & Strawn LLP